EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION
Computation of Basic and Diluted Earnings Per Common Share
For the Three Month Periods Ended January 27, 2006 and January 28, 2005
(Unaudited)
(In thousands, except per share amounts)

	Three Months Ended

	January 27,	January 28,
	2006	2005

Net Sales	$205,665	$189,792
Gross Margin	62,859	58,100

Income From Continuing Operations	8,364	10,083
Income From Discontinued Operations, Net of Tax	--	7,527

Net Earnings	$8,364	$17,610

Basic

Weighted Average Number of Shares Outstanding	25,338	24,034

Earnings Per Share - Basic
Continuing operations	$.33	$.42
Discontinued operations	--	.31

Earnings per share - basic	$.33	$.73

Diluted

Weighted Average Number of Shares Outstanding	25,338	24,034
Net Shares Assumed to be Issued for Stock Options	405	387

Weighted Average Number of Shares
and Equivalent Shares Outstanding - Diluted	25,743	24,421

Earnings Per Share - Diluted
Continuing operations	$.32	$.41
Discontinued operations	--	.31

Earnings per share - diluted	$.32	$.72

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